EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX:11476 EVERMARINE, 21567 EVERMARINE

[redacted]

SEC
Mail Processing
Section

AUG 04 2008

08004190

Washington, DC
104

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

July 30, 2008

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

SUPPL

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from January 1, 2008 to June 30, 2008 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

PROCESSED
AUG 13 2008
THOMSON REUTERS

Very truly yours,

Grace Shu-Hui Hsieh
Stock Department

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from January 1, 2008 to June 30, 2008

1. Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2. Reports released publicly on the website: http://newmops.tse.com.tw

A. Monthly operation statements from January of 2008 to June of 2008 (brief English description as attachment 2-A)

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: January 24, 2008

To announce for purchasing new-built containers in total amount of USD15,537,000.

2.Date: February 27, 2008

To announce for purchasing new-built containers in total amount of USD36,720,000.

3.Date: March 25, 2008

To announce for convening 2008 Annual General Meeting of Shareholders at 9:00 a.m. on June 18, 2008 at 15F, No.163, Shin-nan Rd., Sec. 1, Luchu, Taoyuan Hsien, Taiwan, R.O.C.

4.Date: March 25, 2008

To announce the suspension period for conversion of the 1st and 2nd domestic unsecured convertible corporate bonds is from April 20 to June 18, 2008.

5.Date: April 22, 2008

To announce the propose profit distribution plan of 2007.

6.Date: June 18, 2008

To announce the important resolutions resolved by 2008 shareholders' meeting as follows.

(1)To approve the business report and financial statements of 2007.

(2)To approve the allocation of surplus of 2007.

a. Cash dividends: NTD1.7 per share of common stock.

Annual General Meeting authorized the Board of Directors to adjust the rate of dividends distribution above mentioned in case that EMC's outstanding stocks would be changed because the Company buy treasury stocks back, or transfer, convert, or cancel treasury stocks, or the debtees of the domestic unsecured convertible corporate bonds exercise conversion rights.

b. Bonuses for employees: NTD 36,000,000.

c. Bonuses for directors and supervisors: NTD45,600,000.

7.Date: June 30, 2008

To announce the ex-dividend trading date to be July 30, 2008, the dividend record

date to be August 5, 2008 and the distribution date to be September 2, 2008. Accordingly, the register of the shareholder roster will be suspended from August 1, 2008 to August 5, 2008 and the suspension period for conversion of the 1st and 2nd domestic unsecured convertible corporate bonds is from July 10 to August 5, 2008. The Board of Directors authorized the Chairman to adjust the ratio of dividends distribution in case that EMC's outstanding stocks would be changed because the Company buy treasury stocks back, or transfer, convert, or cancel treasury stocks, or the debtees of the domestic unsecured convertible corporate bonds exercise conversion rights.

Attachment 2-A

Monthly Operation Statements of
Evergreen Marine Corporation (Taiwan) Ltd.
(Brief English Description)

1.Statements of operation for January 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: February 10, 2008
Net operating revenue: NTD 2,257,089,000
Amount of Endorsements/Guarantees: NTD 52,401,170,000
Balance of Third-Party Loan: NTD 0

2.Statements of operation for February 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: March 10, 2008
Net operating revenue: NTD 1,942,817,000
Amount of Endorsements/Guarantees: NTD 50,183,114,000
Balance of Third-Party Loan: NTD 0

3.Statements of operation for March 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: April 10, 2008
Net operating revenue: NTD 1,906,889,000
Amount of Endorsements/Guarantees: NTD 49,077,156,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for April 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: May 10, 2008
Net operating revenue: NTD 1,969,277,000
Amount of Endorsements/Guarantees: NTD 47,363,176,000
Balance of Third-Party Loan: NTD 0

5.Statements of operation for May 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: June10, 2008
Net operating revenue: NTD 1,840,702,000
Amount of Endorsements/Guarantees: NTD 47,386,250,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for June 2008 (publicly announced on the website: http://mops.tse.com.tw)

Date: July 10, 2008
Net operating revenue: NTD 1,885,174,000
Amount of Endorsements/Guarantees: NTD 43,427,127,000
Balance of Third-Party Loan: NTD 0

END